Exhibit 21.01

OGE Energy Corp.
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership
Oklahoma Gas and Electric Company	Oklahoma	100.0
OGE Enogex Holdings LLC	Delaware	100.0
Enogex Holdings LLC	Delaware	81.3
Enogex LLC	Delaware	81.3
Enogex Gathering & Processing LLC	Oklahoma	81.3
OGE Energy Resources LLC	Oklahoma	81.3
Enogex Products LLC	Oklahoma	81.3
Enogex Gas Gathering LLC	Oklahoma	81.3

The above listed subsidiaries have been consolidated in the Registrant's financial statements. Certain of the Company's subsidiaries have been omitted from the list above in accordance with Rule 1-02(w) of Regulation S-X.